

12028495

Annual Report 2012

SEC
Mail Processing
Section
[illegible] 2012
Washington DC
401

ecology and environment, inc.
Global Environmental Specialists


Growth in Revenue
Outside the U.S.
60
40
20
0
Million Dollars (U.S.)
FY08 FY09 FY10 FY11 FY12
Consolidated Revenue
180
160
140
120
100
80
Million Dollars (U.S.)
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12
Annual Dividends Paid
$2.1
1.8
1.5
1.2
0.9
0.6
0.3
0
Million Dollars (U.S.)
FY1970 - 2012

"In an industry where credibility is built one relationship and one project at a time, we work with integrity and invest in truly getting to know our clients. We put ourselves in their shoes and strive to fully understand their business objectives. In doing so, we are able to transcend the traditional client-consultant relationship and act as valued strategic advisors. As markets pivot and grow, we are well positioned to help our clients stay ahead of the curve."

– Kevin S. Neumaier, P.E.
President and Chief Executive Officer



Working Together, Finding Solutions

The fiscal year ended July 31, 2012 was not an easy one for Ecology and Environment, Inc., (E & E) (NASDAQ: EEI). Our revenues were down 8% to $155.4 million in Fiscal Year (FY) 2012, compared to the $169.2 million we reported for FY 2011. Growth in our operations outside the U.S., particularly in South America, was overshadowed by declines in the U.S. market, where uncertainty in the elections and deadlock in Congress led to project delays. These project delays hurt revenue and profit margins, which were down considerably against our record-breaking FY 2011.

Viewed over the longer term, the downturn in U.S. markets that E & E experienced in FY 2012 was like a bump in the road from the growth we've been experiencing since FY 2005. The big bright spot is that growth in E & E's work outside the U.S. has almost tripled since FY 2008 and now represents 37% of consolidated gross revenues. The long-term global demand for our services is increasing. Coupled with increasing internal efficiencies and a steadying or improvement of the U.S. market, we see tremendous opportunities for E & E going forward.

Financial Highlights
(in thousands, except per share amounts)

	Fiscal year ending July 31				
	2012	2011	2010	2009	2008
Revenue	$155,410	$169,173	$144,098	$146,081	$110,533
Revenue less subcontract costs	$123,095	$137,846	$113,806	$108,862	$ 94,699
Net income attributable to Ecology and Environment, Inc.	$ 774	$ 6,960	$ 4,258	$ 5,221	$ 1,834
Net income per common share: basic and diluted	$ 0.18	$ 1.65	$ 1.02	$ 1.27	$ 0.43



For the New York State Department of Transportation, E & E prepared a stream mitigation design to compensate for unavoidable stream impacts associated with the construction of a section of the U.S. Route 219 Expressway expansion project in Western New York. E & E's innovative restoration design approach focused on mimicking natural systems in form, function, and process.

Our Market Advantages

Since our founding in 1970, we have established ourselves globally, proudly working on over 50,000 projects in 122 countries. In doing so, we are well positioned to recognize global challenges, new opportunities, and emerging markets. In FY 2012, we continued to build on existing relationships and have worked to establish new relationships in developing markets, particularly in Africa and Asia. This forward-looking approach translates into in-country experience and operational knowledge that gives E & E a clear advantage.

We have also been very successful in technical innovations in existing markets. We are, for example, bringing our insight into how our clients work to develop new information technology/geographic information system (IT/GIS) tools to streamline the project development process. For large-scale, complex initiatives, these proprietary tools empower our clients to manage information, improve transparency, build consensus, and ultimately strengthen projects.



New Ways of Working

As a knowledge-based network organization, communicating effectively is critical to our work. E & E's ability to share knowledge and work collaboratively is one of our core strengths. In FY 2012, we invested in an enterprise-wide information system, SAP, to strengthen our ability to collaborate globally and share information across our companies. We expect this foundational investment to yield increased efficiencies, reductions in the growth of indirect costs, and improved reporting across our global operations for years to come.

For the Bureau of Ocean Energy Management (BOEM), E & E is preparing an environmental assessment (EA) addressing the potential impacts of leasing and approval of site assessment activities within the offshore Rhode Island and Massachusetts wind energy area. The EA will summarize potential impacts including marine mammals, fisheries, water quality, benthic resources, avian species, geological resources, vessel traffic, aesthetics, and land use. Using GIS technology and geospatial analysis techniques, team specialists have prepared over 40 figures displaying key environmental information and baseline conditions.



We Bring Clarity to Complexity

As the pace of global change accelerates, the world faces extraordinary economic, social, and environmental challenges – unprecedented in scope and complexity. At E & E, we excel at addressing these large-scale, multifaceted problems because we have the insight gained from being at the forefront of these issues for over four decades. Our internal knowledge-sharing capability allows us to quickly understand complex issues and examine them in context and in their totality. We help clients tackle these challenges by providing them with the clarity and guidance required to navigate the complex path forward and turn environmental and social risk into opportunity.

In an industry where credibility is built one relationship and one project at a time, we work with integrity and invest in truly getting to know our clients. We put ourselves in their shoes and strive to fully understand their business objectives. In doing so, we are able to transcend the traditional client-consultant relationship and act as valued strategic advisors. As markets pivot and grow, we are well positioned to help our clients stay ahead of the curve.





In Uganda, E & E is working with Atacama to provide environmental technical review of and support for North Nile environmental and social impact assessments and develop project briefs for oil and gas exploration in Murchison Falls National Park.

Pioneering Project Work

In FY 2012, we continued our work on several exciting new high-profile, large-scale energy and sustainability projects in the U.S. and around the world that are pioneering examples of the kind of sustainable growth that leads to genuine long-term prosperity.

In North Africa, for example, E & E is providing sustainable design and planning services to support the design team and owner in the development of the Ville Verte Mohammed VI Green City and Technical University Campus, a more than 800-hectare real estate development project adjacent to Benguerir, Morocco. The project is setting new standards for sustainable urban design in Morocco and is the first LEED-Neighborhood Development (LEED-ND) project registered in North Africa and one of the largest LEED-ND projects registered worldwide.

As preparations continue for the 2014 World Cup and 2016 Olympic Games in Rio de Janeiro, E & E is supporting Alcatel-Lucent Submarine Networks as it addresses the global demand for social communication networks. E & E and its Brazilian subsidiary, E & E do Brasil, are obtaining all of the environmental licenses to install the fiber optic cable system required for the increased bandwidth for these events–covering Rio de Janeiro, Salvador, Bahia, and Fortaleza, Brazil. In addition to Brazil, the system will be landing in Colombia, Mexico, Dominican Republic, and Guatemala. The $340-million Alcatel-Lucent project will complete 9,323 miles (17,000





kilometers) of connectivity, with a proposed project route anticipated to traverse territorial waters in 11 countries.

E & E is lead planning consultant for the development of regional sustainability plans for the Western New York, Mid-Hudson, Mohawk Valley, and North Country regions of New York State–which encompass 25 counties, 33 cities, 457 towns, and 234 villages–as part of New



E & E provided permitting support and is currently conducting construction monitoring for the 250MW California Valley Solar Ranch project which, when completed, will generate enough emission-free power for more than 100,000 homes and help California achieve its renewable energy goals for 2020.

York Governor Andrew Cuomo's Cleaner, Greener Communities program. The plans are a cornerstone of economic development initiatives to build resilient communities across the state, and are one of the largest ongoing efforts of its kind in the nation. The plans will address energy, water, materials management, transportation and land use, agriculture, governance, economic development, and climate change adaptation.

For SunPower, E & E helped obtain permits and is now conducting construction monitoring for the 250-megawatt (MW) California Valley Solar Ranch (CVSR) project. Upon completion, the CVSR will be the largest solar photovoltaic (PV) project in California and one of the largest in the world. The CVSR is unique in that it incorporates a 14,000-acre conservation program to be managed in perpetuity for special status species—an unprecedented benefit from a utility-scale project, proving that it is possible to construct large-scale renewable energy projects in an environmentally sound manner.


SUNPOWER

In Bangladesh, E & E's subsidiary, Gustavson Associates, assisted the Bangladesh Hydrocarbon Unit (HCU) under a program funded by a grant from the Royal Norwegian Government and administered by the Asian Development Bank. The HCU is an organization within the Bangladesh Energy and Mineral Resources Division. Gustavson's team of petroleum engineers, geologists, economists, GIS specialists, and data management experts assisted the Bangladesh HCU in updating the country's oil and gas reserve and resource reports. We supported the creation of plans for future scenarios concerning hydrocarbon development, helped plan field development activities and promoted fields to attract investment by international oil and gas companies, and assisted in the establishment of a national oil and gas data archiving system.

E & E is providing preliminary environmental support for a proposed privately-funded intercity passenger high-speed rail project in Texas. E & E's participation at an early design phase aids in creating a design with environmental impact mitigation as an integral part rather than an add-on resulting from public and agency reviews.



E & E prepared mine closure plans for the Ares, Selene, and Arcata Mining Units in Peru. The closure plans included prevention, mitigation, and control measures geared at guaranteeing environmental well-being, rehabilitation of the surrounding ecosystem, and public security.

Looking Forward

The cornerstone of E & E's business approach has always been long-term, strategic growth measured in years and decades, not quarter-to-quarter. Often E & E is a leader in its markets because we have the scientific understanding of the problems that we face earlier than others. While FY 2012 was a down year, the long-term global demand for our services is increasing.

E & E's deep experience and resources, knowledge-based network organizational structure, and portfolio of iconic, ground-breaking projects around the world has positioned us to lead in emerging global markets and to excel as projects becoming increasingly complex. This uniquely strong market position allows us to continue our long-term growth trajectory–a course built on turning challenges into opportunities for ourselves and our clients.

At our core, E & E is a firm dedicated to the principles of sustainability–environmental, economic, and social–and we understand in a very fundamental way how our decisions every day influence future outcomes. As projects continue to reflect the complexities of an interconnected and rapidly-changing world, E & E is well positioned globally to help clients meet today's unique challenges and enjoy sustainable prosperity. We thank you, our shareholders, and strive to deliver prosperity to you through the same processes.

Some Words from Our Chairman

Last year was a difficult year with the political situation in the United States, which affected our renewable markets, but at the same time we saw an increase in concern for the global environment. This has been reflected in a substantial increase in our overseas operation. As the years have gone by, we have seen a major change in attitudes around the world about the environment. No longer are American views on the environment the only voices to be heard. The concerns about climate change are growing strong around the world. China, with its rapid industrial growth, is realizing that it must make major strides in the area of the environment to meet the country's objectives in improving the quality of life of it's people. We anticipate that with our 25 years in China, we will have the chance to help them in a substantial way in the next couple of years. Overall, we are optimistic that, as a result of the November 2012 election and Superstorm Sandy, the United States will be concerned with climate change and that there will be an even stronger international commitment to the environment. This should bode well for us in the coming years.

Gerhard J. Neumaier, Chairman

Selected Consolidated Financial Data

Operating data:	2012	2011	2010	2009	2008
	Year Ended July 31 (In thousands, except per share amounts)				
Revenues	$ 155,410	$ 169,173	$ 144,098	$ 146,081	$ 110,533
Income from operations	4,784	12,386	9,893	9,445	5,593
Income from continuing operations before income taxes	4,398	12,755	10,459	9,450	5,554
Net income attributable to Ecology and Environment, Inc.	$ 774	$ 6,960	$ 4,258	$ 5,221	$ 1,834
Net income per common share: basic and diluted	$ 0.18	$ 1.65	$ 1.02	$ 1.27	$ 0.43
Cash dividends declared per common share: basic and diluted	$ 0.48	$ 0.46	$ 0.42	$ 0.39	$ 0.36
Weighted average common shares outstanding: basic and diluted	4,233,883	4,222,688	4,160,816	4,115,921	4,259,663

	2012	2011	2010	2009	2008
Balance sheet data:	As of July 31 (In thousands, except per share amounts)				
Working capital	$ 38,511	$ 41,979	$ 38,950	$ 36,142	$ 36,871
Total assets	97,512	94,268	79,959	77,808	75,602
Long-term debt and capital lease obligations	591	2,138	1,695	815	1,860
Ecology and Environment, Inc. shareholders' equity	48,146	50,034	44,864	41,051	39,254
Book value per share: basic and diluted	$ 11.37	$ 11.85	$ 10.78	$ 9.97	$ 9.22

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating activities consumed cash flow of $.4 million during fiscal year 2012. Operating activities during fiscal year 2012 provided operating cash as a result of net income of $3.0 million, $2.2 million in depreciation and amortization expense and $.7 million in share based compensation expense. This was offset during the year by decreases in accounts payable, accrued payroll costs and accrued income taxes and an increase in accounts receivable. Accounts payable and accrued payroll costs consumed $3.3 million of cash during the period due to the payment of accrued bonuses and the timing of payments for operating costs and subcontracts. Accrued income taxes consumed $3.9 million of cash during the period due to the payment of tax estimates during the fiscal year 2012. Accounts receivable increased $2.3 million during fiscal year 2012 due primarily to increased receivables on foreign work.

Investment activities consumed $5.5 million of cash which was used mainly for the purchase of an enterprise wide planning and reporting system and to purchase additional interest in the majority owned subsidiaries Walsh Environmental Scientists and Engineers, LLC (Walsh) and E & E do Brasil (Brasil).

Financing activities provided $8.0 million of cash during fiscal year 2012 mainly from net debt proceeds of $11.5 million less dividend payments of $2.0 million, purchase of treasury stock for $.4 million and distributions to non-controlling interests of $1.1 million. Short term debt has increased this year due mainly to the delinquency of the receivables in the Middle East.

Ecology and Environment, Inc. (Company) maintains an unsecured line of credit available for working capital and letters of credit of $34 million at interest rates ranging from 2.5% to 5% at July 31, 2012. The Company guarantees the line of credit of Walsh. Its lenders have reaffirmed the Company's lines of credit within the past twelve months. At July 31, 2012 and 2011, the Company had letters of credit and loans outstanding totaling approximately $14.9 million and $4.1 million, respectively. After letters of credit and loans, there was $19.1 million of availability under the lines of credit at July 31, 2012. The Company maintained a cash balance of $10.4 million at July 31, 2012, however borrowings of $12.3 million against the Company's line of credit were necessary during the fiscal year due to the cash requirements at Ecology and Environment, Inc. (Parent Company). The Company believes that cash flows from operations and borrowings against the lines of credit will be sufficient to cover all working capital requirements for at least the next twelve months and the foreseeable future.

Results of Operations

Revenue

Year to Date and Fourth Quarter 2012 vs 2011

Revenue for fiscal year 2012 was $155.4 million, a decrease of $13.8 million or 8% from the $169.2 million reported for fiscal year 2011. Revenue at the Parent Company was $80.9 million for fiscal year 2012, a decrease of $18.6 million or 19% from the $99.5 million reported in the prior year due to reduced revenues from the commercial and international markets. Revenues from the Parent Company's commercial market were $33.5 million for fiscal year 2012, down $15.0 million from the $48.5 million reported in fiscal year 2011 attributable to decreased activity in the domestic energy market due to the completion of a significant project. Revenues from the Parent Company's international market decreased $3.7 million over the prior year mainly attributable to decreased activity in the Middle East. This decrease was partially offset by increases in revenue at the Company's majority owned subsidiaries E & E do Brasil and Gestion Ambiental Consultores (GAC). E & E do Brasil reported revenue of $15.7 million for fiscal year 2012, an increase of $4.0 million from the $11.7 million reported in fiscal year 2011 due to modifications received on contracts in the transmission and energy markets. GAC reported revenue of $11.3 million for fiscal year 2012, an increase of $3.2 million from the $8.1 million reported in the prior year due to increased work in the mining market. Revenues for fiscal year 2012 included a favorable settlement of government contract rates covering the years 2002 through 2005 of approximately $.3 million.

E & E reported revenue of $36.9 million for the fourth quarter, a decrease of $7.3 million or 17% from the $44.2 million reported in the fourth quarter of fiscal year 2011. Revenue at the Parent Company was $20.1 million, a decrease of $6.6 million or 25% from the $26.7 million reported in fiscal year 2011 due mainly to decreases in the Company's domestic energy markets as a result of the completion of a significant project. The Company's majority owned subsidiary Walsh reported revenue of $7.8 million during the fourth quarter of fiscal year 2012, a decrease of $1.8 million from the $9.6 million reported in fiscal year 2011 due mainly to decreases in the domestic energy and state/local markets. This decrease was partially offset by increases in revenue at the Company's majority owned subsidiaries E & E do Brasil and GAC. E & E do Brasil reported revenue of $4.4 million during the fourth quarter of fiscal year 2012, an increase of $1.4 million over fiscal year 2011 due to work in the transmission and energy markets. GAC reported revenue of $3.4 million during the fourth quarter of fiscal year 2012, an increase of $1.0 million over fiscal year 2011 due to contracts in the mining market.

Year to Date and Fourth Quarter 2011 vs 2010

Revenue for fiscal year 2011 was $169.2 million, an increase of $25.1 million from the $144.1 million reported for fiscal year 2010 mainly attributable to increases at the Parent Company, ECSI and GAC. Revenue at the Parent Company was $99.5 million for fiscal year 2011, an increase of $15.3 million or 18% from the $84.2 million reported in the prior year. This increase was attributable to work performed on contracts in the Company's commercial and international markets offset by decreases in work in the federal government and state markets. Revenues from the Parent Company's commercial market were $48.5 million for fiscal year 2011, up $16.5 million from the $32.0 million reported in fiscal year 2010 attributable to increased activity in the domestic energy market. Revenues from the Parent Company's international market increased $5.2 million over the prior year mainly attributable to increased activity in the Middle East and Africa. Revenues from the Parent Company's federal government market were $26.6 million for fiscal year 2011, a decrease of $.6 million from the $27.2 million reported in the prior year mainly attributable to decreased activity in contracts with the United States Department of Defense (DOD). Revenues from the Parent Company's state market were $14.7 million for fiscal year 2011, down $5.8 million from the $20.5 million reported in fiscal year 2010. The decrease in state revenues was mainly attributable to decreased activity in Texas, Florida and California due to the state budgetary constraints. The inclusion of ECSI, formed in August 2010, contributed revenue of $5.2 million for fiscal year 2011. GAC, the Company's Chilean subsidiary, reported revenue of $8.1 million during fiscal year 2011, an increase of $4.3 million or 113% from the $3.8 million reported in fiscal year 2010 due to increased work in mining and extractive industries. E & E do Brasil reported revenue of $11.7 million for fiscal year 2011, an increase of $1.2 million or 11% from the $10.5 million reported in the prior year. The increase in revenue at E & E do Brasil was associated with increased work on contracts in the energy market. The Company's majority owned subsidiary Walsh Environmental reported revenues of $39.2 million for fiscal year 2011, a decrease of $2.9 million or 7% from the $42.1 million reported in fiscal year 2010 mainly attributable to the completion of work associated with a redevelopment project and a decrease in work in the energy market.

E & E reported revenue of $44.2 million for the fourth quarter, an increase of $3.5 million from the $40.7 million reported in the fourth quarter of the prior year. Revenue at the Parent Company was $26.7 million during the fourth quarter of fiscal year 2011, an increase of $1.4 million attributable to work performed on contracts in the Company's domestic energy market. Revenues from the Parent Company's commercial market were $13.3 million for the fourth quarter of fiscal year 2011, an increase of $1.4 million from the $11.9 million reported in the fourth quarter of fiscal year 2010 attributable to increased activity in the domestic energy market. The inclusion of ECSI contributed revenue of $1.2 million for the fourth quarter of fiscal year 2011. GAC reported revenue of $2.4 million during the fourth quarter of fiscal year 2011, an increase of $1.3 million or 118% from the $1.1 million reported in the prior year.

Income Before Income Taxes

Year to Date and Fourth Quarter 2012 vs 2011

The Company's income before income taxes was $4.4 million for fiscal year 2012, a decrease of $8.4 million or 66% from the $12.8 million reported in fiscal year 2011. Revenue less subcontract costs were $123.1 million, a decrease of $14.7 million or 11% from the $137.8 million reported in the prior year, mainly due to the decrease in revenue in the Parent Company's commercial energy and international markets. Gross profits (revenue less cost of professional services, other direct operating expenses and subcontract costs) decreased $4.5 million during fiscal year 2012. Indirect costs for fiscal year 2012 were $60.5 million, an increase of $2.7 million from $57.8 million reported in the prior year are mainly the result of lower staff utilization in the Parent Company and Walsh. Indirect costs for fiscal year 2012 included a reduction of $.8 million due to the Parent Company's decision to not award bonuses for fiscal year 2012 and a decrease in the Parent Company's discretionary contribution to the defined contribution retirement plan. Foreign exchange losses increased $.7 million in fiscal year 2012 mainly due to fluctuations in the exchange rates on receivables carried in Kuwaiti Dinar translated to US dollars.

The Company's income before income taxes was $.1 million for the fourth quarter of fiscal year 2012, a decrease of $2.9 million or 97% from the $3.0 million reported in the fourth quarter of fiscal year 2011. Revenue less subcontract costs were $29.3 million, a decrease of $6.0 million from the $35.3 million reported in the fourth quarter of the prior year, mainly due to the decrease in revenue in the Parent Company's domestic energy market. Gross profits decreased $2.6 million during the fourth quarter of fiscal year 2012. Indirect costs for the fourth quarter of fiscal year 2012 were $14.6 million, consistent with the fourth quarter of fiscal year 2011. Indirect costs for the fourth quarter of fiscal year 2012 included a reduction of $.8 million due to the Parent Company's decision to not award bonuses for fiscal year 2012 and a decrease in the Parent Company's discretionary contribution to the defined contribution retirement plan. Foreign exchange losses increased $.3 million for the quarter mainly due to fluctuations in the exchange rates on receivables carried in Kuwaiti Dinar translated to US dollars.

Year to Date and Fourth Quarter 2011 vs 2010

The Company's income before income taxes was $12.8 million for fiscal year 2011, an increase of $2.3 million from the $10.5 million reported in fiscal year 2010. Revenue less subcontract costs were $137.8 million, an increase of $24.0 million or 21% from the $113.8 million reported in the prior year. Gross profits increased $7.7 million during fiscal year 2011. The gross margin percentage for fiscal year 2011 was 42%, down from the 44% reported for fiscal year 2010 due mainly to increased field work on large projects in the energy markets. Income from operations for fiscal year 2011 was $12.4 million, up 25% from the $9.9 million reported in fiscal year 2010. These increases were mainly attributable to the increased energy market work. Indirect costs fell as a percent of revenue from 36% in fiscal year 2010 to 34% in fiscal year 2011. The Company recorded a sale of land during the first quarter of fiscal year 2010 for a gain of $809,000 ($453,000 after tax) which positively impacted earnings by $.11 per share compared to a $290,000 ($94,000 after tax and noncontrolling interest) gain on the sale of the assets of the Jordanian Fish Farm (AMARACO) in current fiscal year which impacted earnings by $.02 per share. The Company recognized a net foreign exchange gain of $.3 million for fiscal year 2011.

The Company's income before income taxes was $3.0 million for the fourth quarter of fiscal year 2011, a decrease of $1.2 million from the $4.2 million reported in the fourth quarter of fiscal year 2010. Revenue less subcontract costs for the fourth quarter of fiscal year 2011 were $35.3 million, an increase of $2.5 million from the $32.8 million reported in the prior year. Gross profits decreased slightly during the fourth quarter of fiscal year 2011. Income from operations for the fourth quarter of fiscal year 2011 was $3.0 million, down 29% from the $4.2 million reported in fourth quarter of fiscal year 2010. Consolidated indirect costs for the fourth quarter of fiscal year 2011 were $14.7 million, an increase of $1.0 million from the $13.7 million reported in the fourth quarter of fiscal year 2010 attributable to the formation of ECSI and excess staffing and other indirect operating expenses at E & E do Brasil. The Company recognized a net foreign exchange gain of $.1 million for the fourth quarter of fiscal year 2011.

Income Taxes

The effective tax rate for the fiscal year ended July 31, 2012, is 30.9%, as compared to the tax rate of 36.3% reported for the fiscal year ended July 31, 2011. The reduction in the effective tax rate is mainly a result of increased income in the corporate partnerships as well as increased income from foreign entities in countries with a lower effective tax rate than in the U.S, along with a decrease in income in the U.S. with a higher effective tax rate. In addition, during the fiscal year ended July 31, 2012, an income tax benefit of $.3 million and $.1 million, was recognized as result of favorable Kuwait and state related tax settlements, net of federal benefit, respectively.

Critical Accounting Policies and Use of Estimates

Management's discussion and analysis of financial condition and results of operations discuss the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, income taxes, impairment of long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company's revenues are derived primarily from the professional and technical services performed by its employees or, in certain cases, by subcontractors engaged to perform on under contracts entered into with our clients. The revenues recognized, therefore, are derived from our ability to charge clients for those services under the contracts. Sales and cost of sales at the Company's South American subsidiaries exclude tax assessments by governmental authorities, which are collected by the Company from its customers and then remitted to governmental authorities.

The Company employs three major types of contracts: "cost-plus contracts," "fixed-price contracts" and "time-and-materials contracts." Within each of the major contract types are variations on the basic contract mechanism. Fixed-price contracts generally present the highest level of financial and performance risk, but often also provide the highest potential financial returns. Cost-plus contracts present a lower risk, but generally provide lower returns and often include more onerous terms and conditions. Time-and-materials contracts generally represent the time spent by our professional staff at stated or negotiated billing rates.

Fixed price contracts are accounted for on the "percentage-of-completion" method, wherein revenue is recognized as project progress occurs. Time and material contracts are accounted for over the period of performance, in proportion to the costs of performance, predominately based on labor hours incurred. If an estimate of costs at completion on any contract indicates that a loss will be incurred, the entire estimated loss is charged to operations in the period the loss becomes evident.

The use of the percentage of completion revenue recognition method requires the use of estimates and judgment regarding the project's expected revenues, costs and the extent of progress towards completion. The Company has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenue and contract completion costs. However, due to uncertainties inherent in the estimation process, it is possible that completion costs may vary from estimates.

Most of our percentage-of-completion projects follow a method which approximates the "cost-to-cost" method of determining the percentage of completion. Under the cost-to-cost method, we make periodic estimates of our progress towards project completion by analyzing costs incurred to date, plus an estimate of the amount of costs that we expect to incur until the completion of the project. Revenue is then calculated on a cumulative basis (project-to-date) as the total contract value multiplied by the current percentage-of-completion. The revenue for the current period is calculated as cumulative revenues less project revenues already recognized. The recognition of revenues and profit is dependent upon the accuracy of a variety of estimates. Such estimates are based on various judgments we make with respect to those factors and are difficult to accurately determine until the project is significantly underway.

For some contracts, using the cost-to-cost method in estimating percentage-of-completion may overstate the progress on the project. For projects where the cost-to-cost method does not appropriately reflect the progress on the projects, we use alternative methods such as actual labor hours, for measuring progress on the project and recognize revenue accordingly. For instance, in a project where a large amount of equipment is purchased or an extensive amount of mobilization is involved, including these costs in calculating the percentage-of-completion may overstate the actual progress on the project. For these types of projects, actual labor hours spent on the project may be a more appropriate measure of the progress on the project.

The Company's contracts with the U.S. government contain provisions requiring compliance with the Federal Acquisition Regulation (FAR), and the Cost Accounting Standards (CAS). These regulations are generally applicable to all of the Company's federal government contracts and are partially or fully incorporated in many local and state agency contracts. They limit the recovery of certain specified indirect costs on contracts subject to the FAR. Cost-plus contracts covered by the FAR provide for upward or downward adjustments if actual recoverable costs differ from the estimate billed. Most of our federal government contracts are subject to termination at the convenience of the client. Contracts typically provide for reimbursement of costs incurred and payment of fees earned through the date of such termination.

Federal government contracts are subject to the FAR and some state and local governmental agencies require audits, which are performed for the most part by the Defense Contract Audit Agency (DCAA). The DCAA audits overhead rates, cost proposals, incurred government contract costs, and internal control systems. During the course of its audits, the DCAA may question incurred costs if it believes we have accounted for such costs in a manner inconsistent with the requirements of the FAR or CAS and recommend that our U.S. government financial administrative contracting officer disallow such costs. Historically, we have not experienced significant disallowed costs as a result of such audits. However, we can provide no assurance that such audits will not result in material disallowances of incurred costs in the future.

The Company maintains reserves for cost disallowances on its cost based contracts as a result of government audits. Government audits have been completed and final rates have been negotiated through fiscal year 2005. The Company has estimated its exposure based on completed audits, historical experience and discussions with the government auditors. If these estimates or their related assumptions change, the Company may be required to record additional charges for disallowed costs on its government contracts.

Allowance for Doubtful Accounts and Contract Adjustments

We reduce our contract receivables and costs and estimated earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts and allowance for contract adjustments based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions.

Deferred Income Taxes

We use the asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances based on our judgments and estimates are established when necessary to reduce deferred tax assets to the amount expected to be realized in future operating results. Management believes that realization of deferred tax assets in excess of the valuation allowance is more likely than not. Our estimates are based on facts and circumstances in existence as well as interpretations of existing tax regulations and laws applied to the facts and circumstances, with the help of professional tax advisors. Therefore, we estimate and provide for amounts of additional income taxes that may be assessed by the various taxing authorities.

Uncertain Tax Positions

A tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position, is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses.

Changes in Corporate Entities

On January 4, 2012, the Company purchased an additional 1.3% of Walsh from noncontrolling shareholders for approximately $254,000. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with E & E stock. With this purchase E & E's ownership share in Walsh increased to approximately 86% of that company.

On December 14, 2011, the Company increased its capital investment in its Brazilian subsidiary (Ecology and Environment do Brasil, LTDA.) by $1.5 million, which increased the Company's ownership in the entity to 68%. The Company also purchased an additional 4% of the entity from its president for approximately $180,000, which increased the Company's ownership in the entity to 72%. The Brazilian company has experienced increased revenue growth and the additional $1.5 million investment will be used for working capital needs in the country.

On November 18, 2011, the Company purchased an additional 3.9% of Walsh Peru from noncontrolling shareholders for approximately $432,000. The entire purchase price was paid in cash.

On June 6, 2011, the Company purchased an additional 1.1% of Walsh from noncontrolling shareholders for approximately $219,000. The Company paid one third in cash, one third in a two-year note, and issued E & E stock for the remaining one third of the sale price. With this purchase E & E's ownership share in Walsh increased to approximately 85% of that company.

On March 18, 2011 the Company purchased 5.5% of Walsh from noncontrolling shareholders for approximately $1,156,000. The Company paid one third in cash, one third in a two-year note, and issued E & E stock for the remaining one third of the sale price.

On December 27, 2010, the Company purchased an additional 1.2% of Walsh from noncontrolling shareholders for approximately $257,000. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with E & E stock.

On August 23, 2010 the Company purchased a 60% ownership interest in ECSI, LLC, a Lexington, Kentucky based engineering and environmental consulting company that specializes in mining work. The Company paid $1.0 million for this ownership interest and contributed the assets into a newly formed company. The company was consolidated into the Company's financial reporting beginning in the first quarter of fiscal year 2011.

Inflation

Inflation has not had a material impact on the Company's business because a significant amount of the Company's contracts are either cost based or contain commercial rates for services that are adjusted annually.

Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of
Ecology and Environment, Inc.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Internal controls include those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving their control objectives.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of July 31, 2012 based on the criteria in Internal Control—

Integrated Framework issued by the COSO. Based upon this assessment, management has concluded that our internal control over financial reporting was effective as of July 31, 2012.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.

By:

Kevin S. Neumaier
Chief Executive Officer

By:

H. John Mye III
Chief Financial and Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholdersof Ecology and Environment, Inc.

We have audited the accompanying consolidated balance sheets of Ecology and Environment, Inc. and its subsidiaries (collectively, the Company) as of July 31, 2012 and 2011, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 31, 2012. In addition, our audits included the financial statement schedule listed in the index at Item 15(a)(2). The Company's management is responsible for these financial statements and the financial statement schedule. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements as a whole, presents fairly, in all material respects, the information set forth therein.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
November 13, 2012

Consolidated Balance Sheets

	July 31, 2012	July 31, 2011
Assets		
Current assets:		
Cash and cash equivalents	$10,467,770	$8,529,842
Investment securities available for sale	1,404,582	1,491,459
Contract receivables, net	61,568,443	63,750,870
Deferred income taxes	4,799,724	4,949,368
Income tax receivable	2,502,431	—
Other current assets	1,802,843	2,254,415
Total current assets	82,545,793	80,975,954
Property, building and equipment, net of accumulated depreciation, $22,584,958 and $22,972,422, respectively	12,112,078	9,961,304
Deferred income taxes	860,499	1,300,181
Other assets	1,993,785	2,030,203
Total assets	$97,512,155	$94,267,642
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$11,492,602	$13,097,765
Line of credit	12,309,335	—
Accrued payroll costs	7,529,728	9,146,711
Income taxes payable	—	1,195,741
Current portion of long-term debt and capital lease obligations	488,460	1,689,920
Billings in excess of revenue	8,281,919	7,727,725
Other accrued liabilities	3,932,588	6,139,423
Total current liabilities	44,034,632	38,997,285
Income taxes payable	194,023	339,027
Deferred income taxes	423,324	525,106
Long-term debt and capital lease obligations	102,635	448,391
Commitments and contingencies (see note #17)	—	—
Shareholders' equity:		
Preferred stock, par value $.01 per share; authorized - 2,000,000 shares; no shares issued	—	—
Class A common stock, par value $.01 per share; Authorized - 6,000,000 shares; issued - 2,685,151 shares	26,851	26,851
Class B common stock, par value $.01 per share; Authorized - 10,000,000 shares; issued - 1,708,574 shares	17,087	17,087
Capital in excess of par value	19,751,992	19,983,029
Retained earnings	29,534,783	30,797,763
Accumulated other comprehensive income	711,842	1,527,189
Treasury stock - Class A common, 84,730 and 125,923 shares; Class B common, 64,801 shares, at cost	(1,897,032)	(2,317,515)
Total Ecology and Environment, Inc., shareholders' equity	48,145,523	50,034,404
Noncontrolling interests	4,612,018	3,923,429
Total shareholders' equity	52,757,541	53,957,833
Total liabilities and shareholders' equity	$97,512,155	$94,267,642

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Income

	Year ended July 31,		
	2012	2011	2010
Revenue	$155,410,099	$169,172,860	$144,098,294
Cost of professional services and other direct operating expenses	55,632,281	65,914,987	49,623,816
Subcontract costs	32,315,179	31,325,937	30,292,117
Administrative and indirect operating expenses	44,917,631	42,534,303	38,166,067
Marketing and related costs	15,601,112	15,251,165	14,438,785
Depreciation and amortization	2,160,062	1,760,763	1,684,406
Income from operations	4,783,834	12,385,705	9,893,103
Interest expense	(364,305)	(355,766)	(222,558)
Interest income	174,743	85,771	107,211
Other income (expense)	206,813	64,524	(68,349)
Gain on sale of assets	-	290,526	809,200
Net foreign currency exchange gain (loss)	(403,419)	284,411	(59,718)
Income before income tax provision	4,397,666	12,755,171	10,458,889
Income tax provision	1,357,916	4,631,235	3,902,222
Net income	$3,039,750	$8,123,936	$6,556,667
Net income attributable to the noncontrolling interest	(2,266,171)	(1,163,673)	(2,299,060)
Net income attributable to Ecology and Environment, Inc.	$773,579	$6,960,263	$4,257,607
Net income per common share: basic and diluted	$0.18	$1.65	$1.02
Weighted average common shares outstanding: basic and diluted	4,233,883	4,222,688	4,160,816

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

	Year ended July 31, 2012	2011	2010
Cash flows from operating activities:			
Net income	$ 3,039,750	$ 8,123,936	$ 6,556,667
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense and amortization expense	2,160,062	1,760,763	1,684,406
Benefit for deferred income taxes	113,717	(910,413)	472,455
Share-based compensation expense	731,583	541,175	485,945
Tax impact of share-based compensation	105,988	—	102,737
Gain on sale of assets	—	(290,526)	(809,200)
Provision for contract adjustments	1,810,557	2,943,470	637,846
Bad debt expense	514,411	450,000	—
(Increase) decrease in:			
- contract receivables	(2,287,607)	(18,286,613)	(5,661,388)
- other current assets	314,587	(114,402)	233,414
- income tax receivable	(2,502,431)	—	802,926
- other non-current assets	31,973	42,082	(64,430)
Increase (decrease) in:			
- accounts payable	(1,859,530)	822,701	(3,120,409)
- accrued payroll costs	(1,458,928)	1,545,961	149,316
- income taxes payable	(1,375,614)	(98,721)	1,066,930
- billings in excess of revenue	1,237,329	3,396,873	(121,749)
- other accrued liabilities	(936,135)	1,084,505	18,273
Net cash provided by (used in) operating activities	(360,288)	1,010,791	2,433,739
Cash flows provided by (used in) investing activities:			
Acquisition of noncontrolling interest of subsidiaries	(908,892)	(637,745)	(1,000,000)
Purchase of Lowham Engineering LLC	—	—	(200,000)
Purchase of Engineering Consulting Services, Inc., net of cash equivalents of $309,487	—	(790,513)	—
Purchase of property, building and equipment	(4,443,962)	(2,476,059)	(1,992,724)
Change in accounts payable due to purchase of equipment	(283,071)	953,749	—
Proceeds from sale of property and equipment	—	322,807	959,200
Sale (purchase) of investment securities, net	102,527	(195,163)	(55,791)
Net cash used in investing activities	(5,533,398)	(2,822,924)	(2,289,315)
Cash flows provided by (used in) financing activities:			
Dividends paid	(2,046,657)	(1,814,839)	(1,684,482)
Proceeds from debt	145,401	795,795	468,038
Repayment of debt and capital lease obligations	(974,644)	(945,320)	(778,035)
Net proceeds from line of credit	12,309,335	—	—
Distributions to noncontrolling interests	(1,123,896)	(847,749)	(845,106)
Proceeds from sale of subsidiary shares to noncontrolling interests	41,634	90,368	227,562
Purchase of treasury stock	(363,050)	(1,335,960)	—
Net cash provided by (used in) financing activities	7,988,123	(4,057,705)	(2,612,023)
Effect of exchange rate changes on cash and cash equivalents	(156,509)	52,486	49,908
Net increase (decrease) in cash and cash equivalents	1,937,928	(5,817,352)	(2,417,691)
Cash and cash equivalents at beginning of period	8,529,842	14,347,194	16,764,885
Cash and cash equivalents at end of period	$10,467,770	$8,529,842	$14,347,194

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income

	Class	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock Shares	Treasury Stock Amount	Noncontrolling Interest	Comprehensive Income
Balance at July 31, 2009	A	2,677,651	$26,776	$20,093,952	$23,290,768	$441,965	307,091	$(2,819,138)	$5,273,455	$6,517,228
	B	1,716,074	$17,162							
Net income		—	—	—	4,257,607	—	—	—	2,299,060	6,556,667
Foreign currency translation adjustment		—	—	—	—	423,493	—	—	(59,236)	291,546
Cash dividends paid ($.42 per share)		—	—	—	(1,747,572)	—	—	—	—	—
Unrealized investment gain, net		—	—	—	—	23,159	—	—	—	23,159
Conversion of common stock - B to A	A	7,421	74	—	—	—	—	—	—	—
	B	(7,421)	(74)							
Issuance of stock under stock award plan		—	—	(372,172)	—	—	(42,675)	372,172	—	—
Share-based compensation expense		—	—	485,945	—	—	—	—	—	—
Tax impact of share based compensation		—	—	102,737	—	—	—	—	—	—
Sale of subsidiary shares to noncontrolling interests		—	—	—	—	—	—	—	227,562	—
Distributions to noncontrolling interests		—	—	—	—	—	—	—	(845,106)	—
Purchase of additional noncontrolling interests		—	—	(254,181)	—	(72,711)	(66,667)	616,670	(2,526,094)	(72,711)
Other				2,919			3,513	(25,170)		
Balance at July 31, 2010	A	2,685,072	$26,850	$20,059,200	$25,800,803	$815,906	201,262	$(1,855,466)	$4,369,641	$6,798,661
	B	1,708,653	$17,088							
Net income		—	—	—	$6,960,263	—	—	—	$1,163,673	$8,123,936
Foreign currency translation adjustment		—	—	—	—	686,380	—	—	12,119	698,499
Cash dividends paid ($.46 per share)		—	—	—	(1,963,303)	—	—	—	—	—
Unrealized investment gain, net		—	—	—	—	(11,189)	—	—	—	(11,189)
Conversion of common stock - B to A	A	79	1	—	—	—	—	—	—	—
	B	(79)	(1)							
Repurchase of Class A common stock		—	—	—	—	—	84,002	(1,335,960)	—	—
Issuance of stock under stock award plan		—	—	(482,061)	—	—	(55,041)	482,061	—	—
Share-based compensation expense		—	—	541,175	—	—	—	—	—	—
Sale of subsidiary shares to noncontrolling interests		—	—	—	—	—	—	—	90,368	—
Issuance of shares to noncontrolling interests		—	—	—	—	—	—	—	667,000	—
Distributions to noncontrolling interests		—	—	—	—	—	—	—	(847,749)	—
Purchase of additional noncontrolling interests		—	—	(135,285)	—	36,092	(39,895)	391,850	(1,531,623)	36,092
Stock award plan forfeitures		—	—	—	—	—	396		—	—
Balance at July 31, 2011	A	2,685,151	$26,851	$19,983,029	$30,797,763	$1,527,189	190,724	$(2,317,515)	$3,923,429	$8,847,338
	B	1,708,574	$17,087							
Net Income		—	—	—	773,579	—	—	—	2,266,171	3,039,750
Foreign currency translation adjustment		—	—	—	—	(871,476)	—	—	124,455	(747,021)
Cash dividends paid ($.48 per share)		—	—	—	(2,036,559)	—	—	—	—	—
Unrealized investment gain, net		—	—	—	—	17,597	—	—	—	17,597
Repurchase of Class A common stock		—	—	—	—	—	22,825	(363,050)	—	—
Issuance of stock under stock award plan		—	—	(716,662)	—	—	(62,099)	716,662	—	—
Share-based compensation expense		—	—	731,583	—	—			—	—
Tax impact of share based compensation		—	—	105,988	—	—	—	—	—	—
Sale of subsidiary shares to noncontrolling interests		—	—	—	—	—	—	—	41,634	—
Distributions to noncontrolling interests		—	—	—	—	—	—	—	(1,123,896)	—
Purchase of additional noncontrolling interests		—	—	(351,946)	—	38,532	(5,208)	66,871	(619,775)	38,532
Stock award plan forfeitures		—	—	—	—	—	3,289	—	—	—
Balance at July 31, 2012	A	2,685,151	$26,851	$19,751,992	$29,534,783	$711,842	149,531	$(1,897,032)	$4,612,018	$2,348,858
	B	1,708,574	$17,087							

The accompanying notes are an integral part of these consolidated financial statements

Notes to Consolidated Financial Statements

1. Summary of Operations and Basis of Presentation

Ecology and Environment, Inc., ("E & E" or "Company") is a global broad-based environmental consulting firm whose underlying philosophy is to provide professional services worldwide so that sustainable economic and human development may proceed with minimum negative impact on the environment. The Company's staff is comprised of individuals representing 85 scientific, engineering, health, and social disciplines working together in multidisciplinary teams to provide innovative environmental solutions. The Company has completed more than 50,000 projects for a wide variety of clients in 122 countries, providing environmental solutions in nearly every ecosystem on the planet. Revenues reflected in the Company's consolidated statements of income represent services rendered for which the Company maintains a primary contractual relationship with its customers. Included in revenues are certain services outside the Company's normal operations which the Company has elected to subcontract to other contractors.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority owned subsidiaries. Also reflected in the consolidated financial statements is the 50% ownership in the Chinese operating joint venture, The Tianjin Green Engineering Company. This joint venture is accounted for under the equity method. All intercompany transactions and balances have been eliminated.

b. Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as of the date of the financial statements, which affect the reported values of assets and liabilities and revenues and expenses and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

c. Revenue recognition

Substantially all of the Company's revenue is derived from environmental consulting work. The consulting revenue is principally derived from the sale of labor hours. The consulting work is performed under a mix of fixed price, cost-type, and time and material contracts. Contracts are required from all customers. Revenue is recognized as follows:

Contract Type	Work Type	Revenue Recognition Policy
Time and Materials	Consulting	As incurred at contract rates.
Fixed Price	Consulting	Percentage of completion, approximating the ratio of either total costs or Level of Effort (LOE) hours incurred to date to total estimated costs or LOE hours.
Cost-Type	Consulting	Costs as incurred. Fixed fee portion is recognized using percentage of completion determined by the percentage of level of effort (LOE) hours incurred to total LOE hours in the respective contracts.

Substantially all of the Company's cost-type work is with federal governmental agencies and, as such, is subject to audits after contract completion. Under these cost-type contracts, provisions for adjustments to accrued revenue are recognized on a quarterly basis and based on past audit settlement history. Government audits have been completed and final rates have been negotiated through fiscal year 2005. The Company records an allowance for contract adjustments which is recorded in other accrued liabilities principally represents a reserve for contract adjustments for the fiscal years 1996-2012.

We reduce our contract receivables and costs and estimated earnings in excess of billings on contracts in process by establishing an allowance for amounts that, in the future, may become uncollectible or unrealizable, respectively. We determine our estimated allowance for uncollectible amounts based on management's judgments regarding our operating performance related to the adequacy of the services performed, the status of change orders and claims, our experience settling change orders and claims and the financial condition of our clients, which may be dependent on the type of client and current economic conditions that the client may be subject to.

Change orders can occur when changes in scope are made after project work has begun, and can be initiated by either the Company or its clients. Claims are amounts in excess of the agreed contract price which the Company seeks to recover from a client for customer delays and / or errors or unapproved change orders that are in dispute. Costs related to change orders and claims are recognized as incurred. Revenues and profit are recognized on change orders when it is probable that the change order will be approved and the amount can be reasonably estimated. Revenues are recognized only up to the amount of costs incurred on contract claims when realization is probable, estimatable and reasonable support from the customer exists.

All bid and proposal and other pre-contract costs are expensed as incurred. Out of pocket expenses such as travel, meals, field supplies, and other costs billed direct to contracts are included in both revenues and cost of professional services. Sales and cost of sales at the Company's South American subsidiaries exclude tax assessments by governmental authorities, which are collected by the Company from its customers and then remitted to governmental authorities.

d. Investment securities

Investment securities have been classified as available for sale and are stated at fair value. Unrealized gains or losses related to investment securities available for sale are reflected in accumulated other comprehensive income, net of applicable income taxes in the consolidated balance sheets and statements of changes in shareholders' equity. The cost basis of securities sold is based on the specific identification method. The Company had gross unrealized gains of approximately $42,000 and $24,000 at July 31, 2012 and 2011, respectively.

e. *Property, building and equipment, depreciation and amortization*

Property, building and equipment are stated at the lower of cost or fair market value. Office furniture and all equipment are depreciated on the straight-line method for book purposes, excluding computer equipment which is depreciated on the accelerated method for book purposes, and on accelerated methods for tax purposes over the estimated useful lives of the assets (three to seven years). The headquarters building is depreciated on the straight-line method for both book and tax purposes over an estimated useful life of 32 years. Its components are depreciated over their estimated useful lives ranging from 7 to 15 years. The additional building and warehouse is depreciated on the straight-line method over an estimated useful life of 40 years for both book and tax purposes. Leasehold improvements are amortized for book purposes over the terms of the leases or the estimated useful lives of the assets, whichever is shorter. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for improvements are capitalized. When property or equipment is retired or sold, any gain or loss on the transaction is reflected in the current year's earnings.

f. *Fair value of financial instruments*

The Company's financial assets or liabilities are measured using inputs from the three levels of the fair value hierarchy. The asset's or liability's classification within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Company has not elected a fair value option on any assets or liabilities.

The three levels of the hierarchy are as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Generally this includes debt and equity securities and derivative contracts that are traded on an active exchange market (e.g., New York Stock Exchange) as well as certain U.S. Treasury and U.S. Government and agency mortgage-backed securities that are highly liquid and are actively traded in over-the-counter markets. The Company's investment securities classified as Level 1 are comprised of mutual funds.

Level 2 Inputs – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, credit risks, etc.) or can be corroborated by observable market data. The Company's investment securities classified as Level 2 are comprised of corporate and municipal bonds.

Level 3 Inputs – Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use.

The following table presents the level within the fair value hierarchy at which the Company's financial assets are measured on a recurring basis.

Financial assets as of July 31, 2012:

Assets	Level 1	Level 2	Level 3	Total
Investment securities available for sale	$1,353,365	$51,217	$ —	$1,404,582

Financial assets as of July 31, 2011:

Assets	Level 1	Level 2	Level 3	Total
Investment securities available for sale	$1,438,286	$53,173	$ —	$1,491,459

The carrying amount of cash and cash equivalents at July 31, 2012 and 2011 were classified as level 1 and approximate fair value. Long-term debt consists of bank loans and capitalized equipment leases. The demand loan payable consists of borrowings against the Company's line of credit for working capital requirements. Based on the Company's assessment of the current financial market and corresponding risks associated with the debt and line of credit borrowings, management believes that the carrying amount of the liabilities at July 31, 2012 and 2011 were classified as level 2 and approximates fair value. There were no financial instruments classified as level 3.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Company evaluated the significance of transfers between levels based upon the nature of the financial instrument. For the fiscal years ended July 31, 2012 and 2011, there were no transfers in or out of levels 1, 2 or 3, respectively.

g. *Foreign currencies*

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Translation adjustments are deferred in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The Company recorded foreign currency transaction gains/(losses) of approximately $(403,000), $284,000 and $(60,000) for the fiscal years ended July 31, 2012, 2011 and 2010, respectively.

The financial statements of foreign subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates transaction adjustments which are included in net income. There were no highly inflationary economy translation adjustments for fiscal years 2010- 2012.

h. *Income taxes*

The Company follows the asset and liability approach to account for income taxes. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax assets will be realized. Since in some cases management has utilized estimates, the amount of the net deferred tax asset considered realizable could be reduced in the near term. No provision has been made for United States income taxes applicable to undistributed earnings of foreign subsidiaries as it is the intention of the Company to indefinitely reinvest those earnings in the operations of those entities.

Income tax expense includes U.S. and international income taxes, determined using the applicable statutory rates. A deferred tax liability is recognized for all taxable temporary differences, and a deferred tax asset is recognized for all deductible temporary differences and net operating loss carryforwards.

The Company has significant deferred tax assets, resulting principally from contract reserves and accrued expenses. The Company periodically evaluates the likelihood of realization of deferred tax assets, and provides for a valuation allowance when necessary.

Additionally, the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") Topic Income Taxes, prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. A tax position is a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions shall be recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the position will be sustained. Tax positions that meet the more likely than not threshold should be measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position, is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in administrative and indirect operating expenses.

i. Defined contribution plans

Ecology and Environment Inc. (Parent Company) has a non-contributory defined contribution plan providing deferred benefits for substantially all of the Parent Company's employees. The annual expense of the Parent Company's supplemental defined contribution plan is based on a percentage of eligible wages as authorized by the Parent Company's Board of Directors. Walsh Environmental (Walsh) has a defined contribution plan providing deferred benefits for substantially all of their employees. Walsh contributes a percentage of eligible wages up to a maximum of 4%.

j. Stock based compensation

The FASB ASC Topic Compensation requires companies to expense the value of employee stock options and similar awards. Share-based payment awards result in a cost that will be measured at fair value on the awards' grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised.

k. Earnings per share (EPS)

Basic and diluted EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. The Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B shares are equal amounts. See Note 11 and 15 to Consolidated Financial Statements for additional information.

l. Comprehensive Income

Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." The term "comprehensive income" is used to describe the total net earnings plus other comprehensive income. Other comprehensive income includes currency translation adjustments on foreign subsidiaries and unrealized gains or losses on available-for-sale securities.

m. Impairment of Long-Lived Assets

The Company assesses recoverability of the carrying value of long-lived assets by estimating the future net cash flows (undiscounted) expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. The Company identified no events or changes in circumstances that necessitated an evaluation for an impairment of long lived assets.

n. Goodwill

The total goodwill of approximately $1.2 million is subject to an annual assessment for impairment. The Company's most recent annual impairment assessment for goodwill was completed during the fourth quarter of fiscal year 2012. The results of this assessment showed that the fair values of the reporting units, using a discounted cash flow method, to which goodwill is assigned was in excess of the book values of the respective reporting units, resulting in the identification of no goodwill impairment. Goodwill is also assessed for impairment between annual assessments whenever events or circumstances make it more likely than not that an impairment may have occurred. The Company identified no events or changes in circumstances during the year that necessitated an evaluation for an impairment of goodwill.

3. Cash and Cash Equivalents

The Company's policy is to invest cash in excess of operating requirements in income-producing short-term investments. At July 31, 2012 and 2011, short-term investments consist of money market funds. Short-term investments amounted to approximately $2.2 million and $2.0 million at July 31, 2012 and 2011, respectively and are reflected in cash and cash equivalents in the accompanying consolidated balance sheets and statements of cash flows.

4. Contract Receivables, net

	July 31,	
	2012	2011
Billed	$ 42,977,016	$42,636,632
Unbilled	28,829,818	27,869,325
	71,806,834	70,505,957
Allowance for doubtful accounts and contract adjustments	(10,238,391)	(6,755,087)
	$ 61,568,443	$63,750,870

Unbilled receivables result from revenues which have been earned, but are not billed as of period-end. The above unbilled balances are comprised of incurred costs plus fees not yet processed and billed; and differences between year-to-date provisional billings and year-to-date actual contract costs incurred. Management anticipates that the July 31, 2012 unbilled receivables will be substantially billed and collected within one year. Within the above billed balances are contractual retainages in the amount of approximately $248,000 and $222,000 at July 31, 2012 and 2011. Management anticipates that the July 31, 2012 retainage balance will be substantially collected within one year. Included in the balance of receivables are receivables due under the contracts with organizations in Kuwait of $14.5 million and $12.4 million at July 31, 2012 and 2011, respectively. Of the outstanding balances due from Kuwait, approximately $1.9 million and $1.8 million were included in billings in excess of revenue as of July 31, 2012 and 2011, respectively. Additionally, approximately $3.8 million and $3.5 million of allowance for doubtful accounts has been recognized at July 31, 2012 and 2011, respectively.

5. Property, Building and Equipment, net

	July 31, 2012	July 31, 2011
Land and land improvements	$393,051	$393,051
Buildings and building improvements	12,231,788	12,149,915
Equipment	3,214,319	3,786,584
Information technology equipment	12,591,421	9,576,535
Office furniture and equipment	3,898,444	3,835,900
Leasehold improvements and other	2,363,250	2,237,992
	$34,692,273	$31,979,977
Accumulated depreciation and amortization.	(22,584,958)	(22,972,422)
	12,107,135	9,007,555
Construction in progress	4,763	953,749
	$12,112,078	$ 9,961,304

6. Line of Credit

The Company maintains an unsecured line of credit available for working capital and letters of credit of $34 million at interest rates ranging from 2.5% to 5% at July 31, 2012. The Company guarantees the line of credit of Walsh Environmental Scientists and Engineers, LLC (Walsh). Its lenders have reaffirmed the Company's lines of credit within the past twelve months. At July 31, 2012 and 2011, the Company had letters of credit and loans outstanding totaling approximately $14.9 million and $4.1 million, respectively. After letters of credit and loans, there was $19.1 million of availability under the lines of credit at July 31, 2012.

7. Debt and Capital Lease Obligations

Debt, inclusive of capital lease obligations, consists of the following:

	July 31, 2012	July 31, 2011
Various bank loans and advances at subsidiaries with interest rates ranging from 5% to 14%	$372,744	$1,907,369
Capital lease obligations at subsidiaries with varying interest rates averaging 11%	218,351	230,942
	591,095	2,138,311
Current portion of debt and capital lease obligations	(488,460)	(1,689,920)
Long-term debt and capital lease obligations	$102,635	$448,391

The aggregate maturities of long-term debt and capital lease obligations at July 31, 2012 are as follows:

Fiscal Year	Amount
2013	$488,460
2014	87,693
2015	14,942
2016	—
2017	—
Thereafter	—
	$591,095

8. Income Taxes

Income (loss) from continuing operations before provision (benefit) for income taxes and noncontrolling interest was as follows:

	2012	2011	2010
Domestic	$ (993,959)	$ 7,212,154	$ 3,216,835
Foreign	5,391,625	5,543,017	7,242,054
	$4,397,666	$12,755,171	$10,458,889

The provision (benefit) for income taxes for the years ended July 31 was as follows:

	2012	2011	2010
Current:			
Federal	$ (175,203)	$ 3,014,130	$ 1,381,857
State	(232,800)	786,651	411,636
Foreign	1,652,202	1,740,868	1,636,274
	$ 1,244,199	$ 5,541,649	$ 3,429,767
Deferred:			
Federal	$ 509,161	$ (409,268)	$ 262,326
State	(35,273)	(91,656)	77,151
Foreign	(360,171)	(409,489)	132,978
	$ 113,717	$ (910,413)	$ 472,455
	$ 1,357,916	$ 4,631,236	$ 3,902,222

A reconciliation of income tax expense (benefit) using the statutory U.S. income tax rate compared with actual income tax expense (benefit) for the years ended July 31 was as follows:

	2012	2011	2010
U.S. federal statutory income tax rate	34.0%	34.0%	34.0%
Income from "pass-through" entities taxable to noncontrolling partners	(5.8%)	(2.3%)	(1.3%)
International rate differences	(7.5%)	(2.1%)	(2.4%)
Other foreign taxes, net of federal benefit	4.8%	0.9%	1.7%
Foreign dividend income	7.5%	3.3%	1.9%
Domestic manufacturing deduction	—	(1.8%)	(0.3%)
State taxes, net of federal benefit	0.3%	3.4%	3.5%
Re-evaluation and settlements of tax contingencies	(4.1%)	—	(0.9%)
Other permanent differences	1.7%	0.9%	1.1%
Total	30.9%	36.3%	37.3%

The significant components of deferred tax assets (liabilities) as of July 31 are as follows:

	2012		2011	
	Current	Noncurrent	Current	Noncurrent
Contract and other reserves	$4,004,631	$ —	$3,561,551	$ —
Fixed assets and intangibles	—	(579,932)	—	159,452
Accrued compensation and expenses	1,267,004	531,386	1,537,003	381,767
Net operating loss carryforwards	—	555,437	—	282,885
Foreign and state income taxes	—	65,274	—	117,122
Federal benefit on state deferred taxes	(192,927)	(41,259)	(188,199)	(33,383)
Foreign tax credit	—	295,674	—	(346,469)
Valuation Allowance	(258,831)	(61,406)	(267,371)	(79,098)
Other	(20,153)	95,325	306,384	124,967
Net deferred tax assets	$4,799,724	$ 860,499	$4,949,368	$1,300,181
Other	$ —	$(423,324)	—	$(525,106)
Net deferred tax liabilities	$ —	$(423,324)	—	$(525,106)

The FASB ASC Topic Income Taxes clarifies the accounting for uncertainty in income taxes and reduces the diversity in current practice associated with the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return by defining a "more-likely-than-not" threshold regarding the sustainability of the position. The first step involves assessing whether the tax position is more likely than not to be sustained upon examination based on the technical merits. The second step involves measurement of the amount to recognize. Tax positions that meet the more likely then not threshold are measured at the largest amount of tax benefit greater than 50% likely of being realized upon ultimate finalization with tax authorities.

For fiscal years 2012 and 2011, there was no one item that significantly impacted the change in the deferred tax assets and liabilities. A valuation allowance of approximately $320,000 has been established primarily on excess foreign tax credit carryforwards, the utilization of which is dependent on future foreign source income.

The Company has not recorded income taxes applicable to undistributed earnings of all foreign subsidiaries that are indefinitely reinvested in those operations. At July 31, 2012, these amounts totaling approximately $6.6 million related primarily to operations in Saudi Arabia, Chile, Peru and Ecuador.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. In fiscal year 2010, the Internal Revenue Service (IRS) completed the audit for fiscal year 2008 with no proposed changes. In fiscal year 2011, the IRS completed the audit for fiscal year 2009 with no proposed changes. In October 2012, the IRS completed an examination of the fiscal year 2010 income tax return, which was settled without material adjustment. The Company's tax matters for the fiscal years 2011 and 2012 remain subject to examination by the IRS. In fiscal year 2012, the Company was audited by New York State for fiscal years 2008 through 2010 and this examination has been completed with no changes. The Company's tax matters in other material jurisdictions remain subject to examination by the respective state, local, and foreign tax jurisdiction authorities. No waivers have been executed that would extend the period subject to examination beyond the period prescribed by statute.

For the year ended July 31, 2012, the Company has generated approximately $0.2 million of net operating losses in the U.S. These net operating losses will be carried back to an earlier year and be fully utilized. Net operating losses still exist pertaining to operations in Brazil, Canada and China.

At July 31, 2012 and 2011, the Company had approximately $131,000 and $531,000, respectively, of gross unrecognized tax benefits (UTPs) that if realized, would favorably affect the effective income tax rate in future periods. It is reasonably possible that the liability associated with UTPs will increase or decrease within the next twelve months. At this time, an estimate of the range of the reasonably possible outcomes cannot be made. At July 31, 2012 and 2011, the liability for UTPs and associated interest and penalties are all classified as noncurrent liabilities. For fiscal year ended July 31, 2012 and 2011, E & E recognized interest and penalties expense of approximately $68,000 and $44,000, respectively. At July 31, 2012, the Company has accrued $86,000 for interest and penalties on remaining uncertain tax positions.

A reconciliation of the beginning and ending amount of UTPs as of July 31 is as follows:

	2012	2011
Beginning balance	$530,500	$240,900
Additions for tax positions during the current year	—	280,700
Additions for tax positions of prior years	23,100	40,300
Reductions for tax positions of prior years for:		
- Changes in judgment	—	—
- Settlements during the period	(422,300)	(31,400)
- Changes in non-controlling interests	—	—
- Lapses of the applicable statute of limitations	—	—
Ending balance	$131,300	$530,500

9. Other Accrued Liabilities

	July 31, 2012	2011
General cost disallowances	$2,724,474	$3,882,810
Other	1,208,114	2,256,613
	$3,932,588	$6,139,423

Included in other accrued liabilities is an allowance for contract adjustments relating to potential cost disallowances on amounts billed and collected in current and prior years' projects. The allowance for contract adjustments is recorded for contract disputes and government audits when the amounts are estimatable.

10. Stock Award Plan

Ecology and Environment, Inc. has adopted a 1998 Stock Award Plan effective March 16, 1998 (1998 Plan). To supplement the 1998 Plan, a 2003 Stock Award Plan (2003 Plan) was approved by the shareholders at the Annual Meeting held in January 2004 and a 2007 Stock Award Plan (2007 Plan) was approved by the shareholders at the Annual Meeting held in January of 2008 (the 1998 Plan, 2003 Plan and the 2007 Plan collectively referred to as the Award Plan). The 2003 Plan was approved retroactive to October 16, 2003 and terminated on October 15, 2008 and the 2007 Plan was approved retroactive to October 18, 2007 and terminated on October 17, 2012.

The Company awarded 62,099 shares valued at approximately $.9 million in October 2011 pursuant to the Award Plan. These awards issued have a three year vesting period. The "pool" of excess tax benefits accumulated in Capital in Excess of Par Value was $330,000 and $225,000 at July 31, 2012 and 2011, respectively. Total gross compensation expense is recognized over the vesting period. Unrecognized compensation expense was approximately $.8 million and $.7 million at July 31, 2012 and 2011, respectively.

11. Shareholders' Equity

a. Class A and Class B common stock

The relative rights, preferences and limitations of the Company's Class A and Class B common stock can be summarized as follows: Holders of Class A shares are entitled to elect 25% of the Board of Directors so long as the number of outstanding Class A shares is at least 10% of the combined total number of outstanding Class A and Class B common shares. Holders of Class A common shares have one-tenth the voting power of Class B common shares with respect to most other matters.

In addition, Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Holders of Class B shares have the option to convert at any time, each share of Class B common stock into one share of Class A common stock. Upon sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, except that sales or transfers of Class B common stock to an existing holder of Class B common stock or to an immediate family member will not cause such shares to automatically convert into Class A common stock.

b. Cash Dividend

The Company declared cash dividends of approximately $2.0 million in fiscal years 2012 and 2011. Within accounts payable, the Company recorded outstanding dividend payables at July 31, 2012 and 2011 of approximately $1.0 million, respectively.

c. Stock Repurchase

The Company's Board of Directors approved a 200,000 share repurchase program in August 2010 in which 93,173 shares remain available for repurchase.

d. Noncontrolling Interest

The Company's noncontrolling interest is disclosed as a separate component of the Company's consolidated equity on the balance sheets. Earnings and other comprehensive income are separately attributed to both the controlling and noncontrolling interests. Earnings per share is calculated based on net income attributable to the Company's controlling interest.

On January 4, 2012, the Company purchased an additional 1.3% of Walsh from noncontrolling shareholders for approximately $254,000. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with E & E stock. On December 14, 2011, the Company purchased an additional 4.0% of E & E do Brasil from noncontrolling shareholders for approximately $180,000. The entire purchase price was paid in cash. On November 18, 2011, the Company purchased an additional 3.9% of Walsh Peru from noncontrolling shareholders for approximately $432,000. The entire purchase price was paid in cash. There were three additional purchases of noncontrolling interest in fiscal year 2012 for which the Company paid cash of approximately $128,000.

On June 6, 2011, the Company purchased an additional 1.1% of Walsh from noncontrolling shareholders for approximately $219,000. The Company paid one third in cash, one third in a two-year note, and issued E & E stock for the remaining one third of the sale price. On March 18, 2011 the Company purchased an additional equity of 5.5% of Walsh, from noncontrolling shareholders for approximately $1,156,000. The Company paid one third in cash, one third in a two-year note, and issued E & E stock for the remaining one third of the sale price. On December 27, 2010, the Company purchased an additional 1.2% of Walsh from noncontrolling shareholders for approximately $257,000. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with E & E stock. On August 23, 2010, for approximately $1.1 million, the Company purchased assets and assumed liabilities from Engineering Consulting Services, Inc. and contributed them in exchange for a 60% ownership interest in the newly formed entity Engineering Consulting Services, Inc., LLC (ECSI). As part of this transaction, the noncontrolling interest contributed the remaining 40% of the net assets which resulted in a $667,000 noncontrolling interest in ECSI.

Most transactions with noncontrolling shareholders for the fiscal year ended July 31, 2012 and 2011 were made at book value, which management believes approximates fair value. The purchase of the Walsh Peru and E & E do Brasil shares, were at a calculated value in excess of book value which management believes approximated the fair value.

Effects of changes in E & E's ownership interest in its subsidiaries on E & E's equity:

	Fiscal Year ended July 31,		
	2012	2011	2010
Transfers to noncontrolling interest:			
Sale of 160 Walsh common shares	$ —	$ —	$40,850
Sale of 196 Walsh common shares	—	—	50,040
Sale of 200 Lowham – Walsh common shares	—	—	52,222
Sale of 15,000 Walsh Peru common shares	—	—	84,450
Sale of 900 Gustavson common shares	—	62,451	—
Issuance of 667 ECSI common shares	—	667,000	—
Sale of 75 Lowham – Walsh common shares	—	27,917	—
Sale of 600 Gustavson common shares	41,634	—	—
Total transfers to noncontrolling interest	41,634	757,368	227,562
Transfers from noncontrolling interest:			
Purchase of 182 Walsh common shares	—	—	(59,486)
Purchase of 7,343 Walsh common shares	—	—	(2,289,778)
Purchase of 11,000 Walsh Peru common shares	—	—	(126,830)
Purchase of 50 Gestion Ambiental Consultores common shares	—	—	(50,000)
Purchase of 20 Walsh common shares	—	(7,776)	—
Purchase of 496 Walsh common shares	—	(208,156)	—
Purchase of 2,205 Walsh common shares	—	(974,750)	—
Purchase of 243 Walsh common shares	—	(101,905)	—
Purchase of 426 Walsh common shares	—	(197,945)	—
Purchase of 100 Walsh common shares	—	(41,091)	—
Purchase of 152 Walsh common shares	(73,748)	—	—
Purchase of 496 Walsh common shares	(269,064)	—	—
Purchase of 5,389 Brazil common shares	77,539	—	—
Purchase of 26,482 Walsh Peru common shares	(213,917)	—	—
Purchase of 166 Walsh common shares	(94,601)	—	—
Purchase of 25 Gestion Ambiental Consultores common shares	(7,452)	—	—
Total transfers from noncontrolling interest	(581,243)	(1,531,623)	(2,526,094)
Transfers to (from) noncontrolling interest	$(539,609)	$ (774,255)	$(2,298,532)

12. Shareholders' Equity - Restrictive Agreement

Messrs. Gerhard J. Neumaier, Silvestro, Frank, and Strobel entered into a Stockholders' Agreement dated May 12, 1970, as amended January 24, 2011, which governs the sale of certain shares of common stock owned by them and the children of those individuals. The Agreement provides that prior to accepting a bona fide offer to purchase the certain covered part of their shares, each party must first allow the other members to the Agreement the opportunity to acquire on a pro rata basis, with right of over-allotment, all of such shares covered by the offer on the same terms and conditions proposed by the offer.

13. Lease Commitments

The Company rents certain office facilities and equipment under non-cancelable operating leases. The Company also rents certain facilities for servicing project sites over the term of the related long-term government contracts.

At July 31, 2012, future minimum rental commitments are as follows:

Fiscal Year	Amount
2013	$3,114,799
2014	2,325,349
2015	1,460,362
2016	1,027,248
2017	854,542
Thereafter	1,066,545

Lease agreements may contain step rent provisions and/or free rent concessions. Lease payments based on a price index have rent expense recognized on a straight line or substantially equivalent basis, and they are included in the calculation of minimum lease payments. Gross rental expense under the above lease commitments for 2012, 2011, and 2010 was approximately $4.2 million, $3.6 million and $3.2 million, respectively.

14. Defined Contribution Plans

Contributions to the Parent Company's defined contribution plan and supplemental retirement plan are discretionary and determined annually by the Board of Directors. Walsh's defined contribution plan provides for mandatory employer contributions to match 100% of employee contributions up to 4% of each participant's compensation. The total expense under the plans for fiscal years 2012, 2011, and 2010 was approximately $1.8 million, $2.2 million, and $2.0 million, respectively.

15. Earnings Per Share

The computation of basic earnings per share reconciled to diluted earnings per share follows:

	Fiscal Year		
	2012	2011	2010
Total income available to common stockholders	$773,579	$6,960,263	$4,257,607
Dividend paid	2,036,559	1,963,303	1,747,572
Undistributed earnings	$(1,262,980)	$4,996,960	$2,510,035
Weighted-average common shares outstanding: basic and diluted	4,233,883	4,222,688	4,160,816
Distributed earnings per share	$ .48	$ .46	$ .42
Undistributed earnings per share	(.30)	1.19	.60
Total earnings per share	$ .18	$ 1.65	$ 1.02

After consideration of all the rights and privileges of the Class A and Class B stockholders discussed in Note 8, in particular the right of the holders of the Class B common stock to elect no less than 75% of the Board of Directors making it highly unlikely that the Company will pay a dividend on Class A common stock in excess of Class B common stock, the Company allocates undistributed earnings between the classes on a one-to-one basis when computing earnings per share. As a result, basic and fully diluted earnings per Class A and Class B share are equal amounts.

The Company has determined that its unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities. These securities shall be included in the computation of earnings per share pursuant to the two-class method. The resulting impact was to include unvested restricted shares in the basic weighted average shares outstanding calculation.

16. Segment Reporting

Segment information for fiscal year ended July 31, 2012 are as follows:

Geographic information:

	Revenue (1)	Gross Long-Lived Assets
United States	$98,558,000	$29,506,000
Foreign countries	56,852,000	5,191,000

(1) Revenue is attributed to countries based on the location of the customers. Revenues in the most significant foreign countries for fiscal year ended July 31, 2012 includes $17.2 million in Peru, $15.7 million in Brazil and $11.3 million in Chile.

Segment information for fiscal year ended July 31, 2011 are as follows:

Geographic information:

	Revenue	Gross Long-Lived Assets
United States	$115,041,000	$27,872,000
Foreign countries	54,132,000	5,062,000

(1) Revenue is attributed to countries based on the location of the customers. Revenues in the most significant foreign countries for fiscal year ended July 31, 2011 includes $15.9 million in Peru, $11.8 million in Brazil, $9.1 million in Kuwait, $8.3 million in Chile and $4.4 million in Morocco.

Segment information for fiscal year ended July 31, 2010 are as follows:

Geographic information:

	Revenue	Gross Long-Lived Assets
United States	$101,105,000	$25,991,000
Foreign countries	42,993,000	3,714,000

(1) Revenue is attributed to countries based on the location of the customers. Revenues in the most significant foreign countries for fiscal year ended July 31, 2010 includes $19.2 million in Peru, $10.5 million in Brazil, $5.4 million in Kuwait, and $3.8 million in Chile.

17. Commitments and Contingencies

From time to time, the Company is a named defendant in legal actions arising out of the normal course of business. The Company is not a party to any pending legal proceeding the resolution of which the management of the Company believes will have a material adverse effect on the Company's results of operations, financial condition, cash flows, or to any other pending legal proceedings other than ordinary, routine litigation incidental to its business. The Company maintains liability insurance against risks arising out of the normal course of business.

Certain contracts contain termination provisions under which the customer may, without penalty, terminate the contracts upon written notice to the Company. In the event of termination, the Company would be paid only termination costs in accordance with the particular contract. Generally, termination costs include unpaid costs incurred to date, earned fees and any additional costs directly allocable to the termination.

On September 21, 2012 the Colorado Department of Public Health and Environment (the "Department") issued a proposed Compliance Order on Consent (the "Consent Order") to the City and County of Denver ("Denver") and to Walsh Environmental Scientists & Engineers LLC ("Walsh Environmental"). Walsh Environmental is a majority-owned subsidiary of Ecology and Environment, Inc. The proposed Consent Order concerns construction improvement activities of certain property owned by Denver which was the subject of asbestos remediation. Denver had entered into a contract with Walsh Environmental for Walsh Environmental to provide certain environmental consulting services (asbestos monitoring services) in connection with the asbestos containment and/or removal performed by other contractors at Denver's real property. The Consent Order, among other provisions, proposes a violation penalty of $216,000, jointly and severally to be paid by Denver and Walsh Environmental. Under Walsh's Environmental consulting contract with Denver, Walsh Environmental has agreed to indemnify Denver for certain liabilities which would include the imposition of this proposed penalty. Walsh Environmental has put its professional liability carrier on notice of this claimed penalty. At this time, neither Walsh nor Denver have filed a response to the September 21, 2012 draft Consent Order. It is the position of Walsh Environmental that it has fully complied with all applicable Colorado laws, regulations and statutes in connection with its role as an environmental consultant to Denver and the claimed violations are not applicable to the activities of Walsh in connection with its environmental consulting contract with Denver. The Company believes that this administrative proceeding involving Walsh Environmental will not have an adverse material effect upon the operations of the Company.

On February 4, 2011 the Chico Mendes Institute of Biodiversity Conservation of Brazil (the "Institute") issued a Notice of Infraction to Ecology and Environment do Brasil LTDA ("E & E Brasil"). E & E Brasil is a majority-owned subsidiary of Ecology and Environment, Inc. The Notice of Infraction concerns the taking and collecting species of wild animal specimens without authorization by the competent authority and imposes a fine of 520,000 Reais, which has a value of approximately $255,000 at July 31, 2012. No claim has been made against Ecology and Environment, Inc. The Institute has also filed Notices of Infraction against four employees of E & E Brasil alleging the same claims and has imposed fines against those individuals that, in the aggregate, are equal to the fine imposed against E & E Brasil. E & E Brasil has filed administrative responses with the Institute for itself and its employees that: (a) denies the jurisdiction of the Institute, (b) states that the Notice of Infraction is constitutionally vague and (c) affirmatively stated that E & E Brasil had obtained the necessary permits for the surveys and collections of specimens under applicable Brazilian regulations and that the protected conservation area is not clearly marked to show its boundaries. At this time, E & E Brasil has attended one meeting where depositions were taken. The Company believes that these administrative proceedings in Brazil will not have an adverse material effect upon the operations of the Company.

18. Supplemental Cash Flow Information Disclosure

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest amounted to approximately $395,000, $343,000 and $224,000 for the fiscal years ended July 31, 2012, 2011 and 2010, respectively. Cash paid for income taxes amounted to approximately $6.5 million, $5.6 million and $1.5 million for the fiscal years ended July 31, 2012, 2011 and 2010, respectively. Of the $2.0 million in dividends paid by the Company in the fiscal year ended July 31, 2012, approximately $1.0 million was accrued in accounts payable as of July 31, 2011. Of the $1.8 million in dividends paid by the Company in the fiscal year ended July 31, 2011, approximately $.9 million was included in accounts payable as of July 31, 2010. In July 2012, the Company declared a dividend of $1.0 million which was accrued in accounts payable. On December 14, 2011, the Company increased its capital investment in its Brazilian subsidiary (Ecology and Environment do Brasil, LTDA.) by $1.5 million, which increased the Company's ownership in the entity to 68%. The Company also purchased an additional 4% of the entity from its president for approximately $180,000, which increased the Company's ownership in the entity to 72%. The Brazilian company has experienced increased revenue growth and the additional investment of $1.5 million will be used for working capital needs in the country.

On March 18, 2011 the Company purchased an additional equity of 5.5% of its majority owned subsidiary Walsh from noncontrolling shareholders for approximately $1,156,000. The Company paid one third in cash, one third in a two-year note, and issued E & E stock for the remaining one third of the sale price. On December 27, 2010, the Company purchased an additional 1.2% of its majority owned subsidiary Walsh for approximately $257,000. Two thirds of this purchase price was paid in cash while the remaining one third was paid for with E & E stock. On August 23, 2010, the Company purchased a 60% ownership in the assets held by ECSI. The Company paid $1.0 million in cash for this ownership interest, and the noncontrolling partnership group ECSI, Inc. contributed cash, other assets, and liabilities for its 40% ($667,000) noncontrolling share of the new entity.

19. Transactions

On January 4, 2012, the Company purchased an additional 1.3% of Walsh from noncontrolling shareholders for approximately $254,000. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with E & E stock. With this purchase E & E's ownership share in Walsh increased to approximately 86% of that company.

On December 14, 2011, the Company increased its capital investment in its Brazilian subsidiary (Ecology and Environment do Brasil, LTDA.) by $1.5 million USD, which increased the Company's ownership in the entity to 68%. The Company also purchased an additional 4% of the entity from its president for approximately $180,000 USD, which increased the Company's ownership in the entity to 72%. The Brazilian company has experienced increased revenue growth and the $1.5 million investment will be used for working capital needs in the country.

On November 18, 2011, the Company purchased an additional 3.9% of Walsh Peru from noncontrolling shareholders for approximately $432,000. The entire purchase price was paid in cash.

On June 6, 2011, the Company purchased an additional 1.1% of Walsh from noncontrolling shareholders for approximately $219,000. The Company paid one third in cash, one third in a two-year note, and issued E & E stock for the remaining one third of the sale price. With this purchase E & E's ownership share in Walsh increased to approximately 85% of that company.

On March 18, 2011 the Company purchased 5.5% of Walsh from noncontrolling shareholders for approximately $1,156,000. The Company paid one third in cash, one third in a two-year note, and issued E & E stock for the remaining one third of the sale price.

On December 27, 2010, the Company purchased an additional 1.2% of Walsh from noncontrolling shareholders for approximately $257,000. Two thirds of the purchase price was paid in cash while the remaining one third was paid for with E & E stock.

On August 23, 2010 the Company purchased a 60% ownership interest in ECSI, LLC, a Lexington, Kentucky based engineering and environmental consulting company that specializes in mining work. The Company paid $1.0 million for this ownership interest and contributed the assets into a newly formed company. The company was consolidated into the Company's financial reporting beginning in the first quarter of fiscal year 2011.

20. Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) and the International Accounting Standards Board (IASB) have issued common disclosure requirements related to offsetting arrangements. Specifically, the FASB issued Accounting Standards Update (ASU) No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The amendments in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company has not yet assessed the impact that these provisions will have on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05 *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 increases the prominence of other comprehensive income in financial statements. Under ASU 2011-05, companies will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option to present other comprehensive income in the statement of changes in equity and is applied retrospectively. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-05 to have a significant impact on its consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. This standard changes certain fair value measurement principles and enhances the disclosure requirements. ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and should be applied prospectively. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

21. Selected Quarterly Financial Data (unaudited) (In thousands, except per share information)

2012	First	Second	Third	Fourth
Revenues	$ 42,312	$ 40,173	$ 36,011	$ 36,914
Income from operations	2,040	1,867	574	303
Income from continuing operations before income taxes	2,084	1,685	503	126
Net Income	$ 1,160	$ 503	$ 56	$ (945)
Net Income per common share: basic and diluted	$ .28	$ .12	$ .01	$ (.23)
2011	**First**	**Second**	**Third**	**Fourth**
Revenues	$ 42,026	$ 41,866	$ 41,120	$ 44,161
Income from operations	4,008	3,204	2,199	2,975
Income from continuing operations before income taxes	3,941	3,238	2,587	2,989
Net Income	$ 1,859	$ 1,758	$ 1,429	$ 1,914
Net Income per common share: basic and diluted	$ .44	$ .42	$ .34	$ .45

Market for E & E's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Class A Common Stock is listed on NASDAQ. There is no separate market for the Company's Class B Common Stock. The following table represents the range of high and low prices of the Company's Class A Common Stock as reported by NASDAQ for the periods indicated.

FISCAL 2012	High	Low
First Quarter (commencing August 1, 2011 - October 29, 2011)	$ 17.65	$ 14.95
Second Quarter (commencing October 30, 2011 - January 31, 2012)	17.50	15.64
Third Quarter (commencing February 1, 2012 - April 30, 2012)	17.00	14.60
Fourth Quarter (commencing May 1, 2012 - July 31, 2012)	15.19	11.26

FISCAL 2011	High	Low
First Quarter (commencing August 1, 2010 - October 30, 2010)	$ 13.50	$ 11.40
Second Quarter (commencing October 31, 2010 - January 29, 2011)	15.33	12.44
Third Quarter (commencing January 30, 2011 - April 30, 2011)	20.69	14.70
Fourth Quarter (commencing May 1, 2011 - July 31, 2011)	22.76	16.42

BOARD OF DIRECTORS

Gerhard J. Neumaier
Chairman and Director
Frank B. Silvestro
Executive Vice President and Director
Gerald A. Strobel, P.E.
Executive Vice President of Technical Services and Director

Ronald L. Frank
Executive Vice President, Secretary, and Director
Gerard A. Gallagher, Jr.
Retired Company Officer and Director

Michael C. Gross
Insurance Broker and Director
Ross M. Cellino
Attorney and Director
Timothy Butler
Retired Bank Executive and Director

CORPORATE OFFICERS

Gerhard J. Neumaier
Chairman
Kevin S. Neumaier, P.E.
President and Chief Executive Officer
Frank B. Silvestro
Executive Vice President
Gerald A. Strobel, P.E.
Executive Vice President of Technical Services
Ronald L. Frank
Executive Vice President, Secretary
Laurence M. Brickman, Ph.D.
Senior Vice President
Kevin Donovan
Senior Vice President
Gerard A. Gallagher, III
Senior Vice President of Environmental Sustainability

Roger J. Gray
Senior Vice President
Fred J. McKosky, P.E.
Senior Vice President
Ronald J. Skare
Senior Vice President
Cheryl A. Karpowicz, AICP
Senior Vice President
Nancy Aungst
Vice President
James B. Collins
Vice President
Timothy J. Grady, P.E.
Vice President
Robert J. King
Vice President
Craig Hathaway, C.P.A.
Vice President of Finance

H. John Mye, P.E.
Vice President, Treasurer and Chief Financial Officer
Christopher L. Quina, P.G.
Vice President
Richard Rudy, P.G., C.P.G.
Vice President
George A. Rusk, J.D.
Vice President
Carmine A. Tronolone
Vice President
George W. Welsh
Vice President
Colleen C. Mullaney-Westfall, J.D.
Assistant Secretary

CORPORATE HEADQUARTERS

Buffalo Corporate Center
368 Pleasant View Drive
Lancaster, NY 14086-1397
TEL: 1 (716) 684-8060
FAX: 1 (716) 684-0844
E-MAIL: jmye@ene.com
WEB: www.ene.com

STOCK TRANSFER AGENT

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
TEL: 1 (212) 936-5100

EXCHANGE LISTING

NASDAQ® Global Market
Ticker Symbol: EEI

INDEPENDENT REGISTERED ACCOUNTING FIRM

Schneider Downs & Co., Inc.
1133 Penn Avenue
Pittsburgh, PA 15222

LEGAL COUNSEL

Gross, Shuman, Brizdle & Gilfillan, P.C.
465 Main Street, Suite 600
Buffalo, NY 14203

FORM 10-K

E & E's Annual Report including financial statements is for the general information of the Company's shareholders. It is not intended to be used in connection with any sale or purchase of securities. Shareholders may obtain from the Company without charge a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial schedules, by sending a written request to:

Mr. H. John Mye, Chief Financial Officer
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086-1397

SUBSIDIARIES

Consortium of International Consultants, LLC
E & E Consulting, Inc. (Vancouver)
E & E Environmental Services, LLC (Russia)
E & E International, LLC (Russia)
E & E Unwelt-Beratung GmbH (Germany)
Ecology & Environment Engineering, Inc.
Ecology and Environment de Mexico, S.A. de C.V. (Mexico)
Ecology and Environment, S.A.(Venezuela)
Ecology and Environment Eurasia (Russia)
ecology and environment do brasil Ltda. (Brazil)
Ecology & Environment of Saudi Arabia Co. Ltd. (Saudi Arabia)
Ecology and Environment South America Inc. (Cayman Islands)
Ecology and Environment International Services, Inc. (EEIS)
ECSI, LLC
E.E.I.S. (SARL) (Morocco)
Gestión Ambiental Consultores S.A. (Chile)
Gustavson Associates, LLC
Lowham-Walsh Engineering & Environment Services, LLC
Overstreet Orlando Mitigation Team, LLC
Servicios Ambientales Walsh, S.A. (Ecuador)
Tianjin Green Engineering Company (China)
Walsh Environmental Scientist & Engineers, LLC
Walsh Peru, S.A. (Peru)
YiYi Ecology and Environment Consulting (Wuxi) Co., Ltd. (China)



ecology and environment, inc.
Global Environmental Specialists

www.ene.com

OFFICES

Albany, NY
Anchorage, AK
Austin, TX
Baton Rouge, LA
Beijing, China*
Berlin, Germany
Bismarck, ND
Blacksburg, VA
Bogotá, Colombia
Boulder, CO*
Buenos Aires, Argentina
Buffalo, NY
Cairo, Egypt
Casablanca, Morocco
Chicago, IL
Colorado Springs, CO
Corbin, KY
Dallas, TX
Denver, CO
Fort Collins, CO
Gillette, WY
Grand Junction, CO
Greenville, SC
Houston, TX
Jeddah, Saudi Arabia
Kansas City, KS
Kuwait City, Kuwait
Lakewood, CO
Lander, WY
Lexington, KY
Lima, Peru
Long Beach, CA
Miami, FL
New York, NY
Oakland, CA
Orlando, FL
Owensboro, KY
Pensacola, FL
Pikeville, KY
Pittsburgh, PA
Portland, OR
Quito, Ecuador
Rio de Janeiro, Brazil
Salt Lake City, UT
San Diego, CA
San Francisco, CA
Santiago, Chile
Seattle, WA
Tallahassee, FL
Tripoli, Libya
Tucson, AZ
Vancouver, Canada
Virginia Beach, VA
Washington, DC
West Palm Beach, FL
Williamson, WV
Wuxi, China

*Multiple Offices

E & E has printed on 100% recycled paper since 1971. The paper used for this annual report is 100% recycled, 100% post consumer waste, processed chlorine free, manufactured using biogas energy, printed with soy-based inks, and certified by FSC.

FSC www.fsc.org RECYCLED Paper made from recycled material FSC® C006940